SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: June 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F] Form 20-F   ☒   Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]    Yes   ☐ No    ☒

This Report on Form 6-K contains:

-	Adecco SA: Media Release (19 May 2004) on 5.1 % shareholding of Capital Group Companies, Inc.

Adecco S.A., Chéserex

Pursuant to art. 20 of the Federal Act on Stock Exchanges and Securities Trading, Adecco S.A. has received the following notification:

1.	Name of the listed company

Adecco S.A.

2.	Number of shares and proportion of voting rights (total holdings in percent)

9’536’196 and/or 5.10 percent

3.	Identity of the involved parties

The Capital Group Companies, Inc. (“CGC”), on behalf of funds managed by Capital Research and Management Company (“CRMC”), and clients managed by Capital Guardian Trust Company (“CGTC”), Capital International Limited (“CIL”), Capital International Inc. (“CII”), and Capital International S.A. (“CISA”).

Office Addresses:

CGC: 333 South Hope Street, Los Angeles, CA., USA

CRMC: 333 South Hope Street, Los Angeles, CA., USA

CGTC: 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA., USA

CIL: 25 Bedford St., London, England

CII: 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA., USA

CISA: 3 Place des Bergues, 1201 Geneva, Switzerland

4.	Indirect acquisition, relationship between the beneficial owner and the direct acquirer

CGC is a holding company for several subsidiary companies engaged in investment management business. The investment management business is divided into two operational groups, represented by CRMC and Capital Group International, Inc. (“CGII”). CRMC is an U.S.-based investment adviser that manages The American Funds Group of mutual funds. CGII is the parent company of five companies that serve as investment managers to various institutional clients around the globe: CGTC in the U.S., CII in the U.S. and Singapore, CIL in the United Kingdom, and CISA in Switzerland. CRMC and CGII are 100% affiliates of CGC. CGTC, CII, CIL and CISA are 100% affiliates of CGII. For a more complete description of the organization, please visit the Web site at www.capgroup.com.

Neither CGC nor any of its subsidiaries own shares of the company for their own account. Neither CGC nor any of its subsidiaries are beneficial owners of the shares. The shares reported in the notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. Furthermore, CRMC and CGII act separately from one another and from CGC in exercising investment discretion over their managed accounts. The discretionary investment management entitles CGS’s management companies to exercise voting rights autonomously and the notification is therefore an “Independent Notification according to the Disclosure Office Notice Nr. II/99”.

Adecco S.A.	19 May 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated:	3 June 2004	By:	/s/ Jim Fredholm

Jim Fredholm
Chief Financial Officer

Dated:	3 June 2004	By:	/s/ Hans R. Brütsch

Hans R. Brütsch
Corporate Secretary